Filed pursuant to Rule 424(b)(3) and (c)
Registration No. 333-143225

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated June 19, 2008)

6,231,923 Shares of Common Stock

PSIVIDA CORP.

You should read this prospectus supplement together with the prospectus dated June 19, 2008, which is to be delivered with this prospectus supplement.

The table below supplements the information set forth under the caption “Selling Security Holder” in the Prospectus and, to the extent inconsistent therewith, amends the table appearing under that caption. The Selling Security Holders named below acquired the warrants to purchase our common stock described below from Castlerigg Master Investments Ltd., the Selling Security Holder named in the Prospectus.

The table below sets forth the following information with respect to each Selling Security Holder named herein as of October 20, 2011: (i) the name of the Selling Security Holder; (ii) the number of shares of our common stock such Selling Security Holder beneficially owned before this offering, including shares of our common stock issuable on exercise of warrants within sixty days of October 20, 2011; (iii) the number of shares of such common stock offered through this prospectus by such Selling Security Holder; and (iv) the number of shares of our common stock that such Selling Security Holder will beneficially own after the sale of all of the shares in this offering. Except for the purchase and ownership of our securities, each Selling Security Holder has not had any material relationship with us within the past three years.

Selling Security Holder	Number of Shares of Common Stock Beneficially Owned Prior to Offering(1)	Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)		Number of Shares of Common Stock Beneficially Owned After Offering (3)	Percentage of Class Beneficially Owned After Offering (3)
Warberg Opportunistic Trading Fund, LP	1,092,580	1,634,393	(4)	52,000	0.23%
Option Opportunities Corp.	1,092,580	1,634,393	(5)	52,000	0.23%

(1)

Shares beneficially owned represent shares issuable upon exercise of warrants as of October 20, 2011. Warberg Opportunistic Trading Fund, LP (“Warberg”) holds warrants to acquire an additional 593,813 shares of our common stock and Option Opportunities Corp. (“OOC”) holds warrants to acquire an additional 593,813 shares of our common stock in addition to those shown above. However, the aggregate number of shares of our common stock for which these warrants are exercisable, and as to which each of Warberg and OOC has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of our common stock beneficially owned by such holder and its affiliates, does not exceed 4.99% of the resulting total outstanding shares of our common stock. Each of Warberg and OOC may elect, effective 61 days after written notice is delivered to us, to increase or decrease this percentage to any other percentage not in excess of 9.99%

with respect to the warrants owned by it and its affiliates. Accordingly, the additional warrants in excess of 4.99% held by each of Warberg and OOC were not exercisable as of October 20, 2011 or within 60 days thereafter. However, as Warburg and OOC may be deemed to be affiliates, their exercise of these warrants is together limited to 4.99% of the resulting total outstanding shares of our common stock.
(2)	As each Selling Security Holder may offer all, some, or none of the shares of our common stock that may be offered through this prospectus, no definitive estimate can be given as to the number of shares that such Selling Security Holder will ultimately offer or sell under this prospectus. Pursuant to Rule 416 of the Securities Act, this registration statement also covers any additional shares of common stock that become issuable upon exercise of the warrants by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our shares of common stock outstanding.
(3)	Assumes that all of the shares of such Selling Security Holder covered by this prospectus are sold, and that such Selling Security Holder does not acquire the beneficial ownership of any new shares of our common stock before the completion of this offering or dispose of the beneficial ownership of shares issuable upon exercise of the warrants not covered by this prospectus.
(4)	Includes shares underlying (a) warrants to purchase up to 79,225 shares of our common stock, which may be exercised in whole or in part at any time and from time to time on or before November 16, 2011; (b) warrants to purchase up to 187,500 shares of our common stock, which may be exercised in whole or in part at any time and from time to time on or before December 29, 2011; and (c) warrants to purchase up to 1,367,668 shares of our common stock, which may be exercised in whole or in part at any time and from time to time on or before May 15, 2012, in each case subject to the limitations in footnote 1 above. Does not include additional warrants owned by Warberg to purchase up to 52,000 shares of our common stock. Warberg Asset Management LLC (“WAM”) is the general partner of Warberg. The managers of WAM are Daniel Warsh and Jonathan Blumberg. Each of WAM and its manager(s) disclaims beneficial ownership of all such securities, other than to the extent, if any, of its or his pecuniary interest therein. Warberg’s address is 716 Oak Street, Winnetka, IL 60093.
(5)	Includes shares underlying (a) warrants to purchase up to 79,225 shares of our common stock, which may be exercised in whole or in part at any time and from time to time on or before November 16, 2011; (b) warrants to purchase up to 187,500 shares of our common stock, which may be exercised in whole or in part at any time and from time to time on or before December 29, 2011; and (c) warrants to purchase up to 1,367,668 shares of our common stock, which may be exercised in whole or in part at any time and from time to time on or before May 15, 2012, in each case subject to the limitations in footnote 1 above. Does not include additional warrants owned by OOC to purchase up to 52,000 shares of our common stock. Each of David Dury, Daniel Warsh and Jonathan Blumberg has voting and dispositive power with respect to such securities owned by OOC. Each of Mr. Dury, Mr. Marsh and Mr. Blumberg disclaims beneficial ownership of all such securities, other than to the extent, if any, of his pecuniary interest therein. OOC’s address is 716 Oak Street, Winnetka, IL 60093.

Investing in our common stock involves risks. See “Risk Factors” on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 3, 2011.